Exhibit 99.4(c)

Symetra Life Insurance Company [777 108th Avenue NE #1200] [Bellevue, WA 98004-5135]

Guaranteed Minimum Death Benefit – Annual Reset Rider

This rider is a part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision in the Contract, the terms of this rider will control. Once this rider has been selected, it cannot be revoked.

If the age of any Owner has been misstated so that the Owner would not have been eligible to purchase this benefit, this rider will be terminated.

When the Contract switches from the Accumulation Phase to the Income Phase, the benefit will be terminated and the charge will no longer be assessed.

When a spouse continues the Contract after the death of an Owner, the effects are as follows:

•	If the spouse continues the Contract after the death of the sole Owner or older joint Owner, the benefit is terminated and the charge will no longer be assessed.

•	If the spouse was the older joint Owner and continues the Contract after the death of the younger joint Owner, the benefit remains in effect and the charge will continue to be assessed.

Under “DEATH BENEFIT PROVISIONS – DEATH OF OWNER Prior to the Annuity Date”, “Calculation of Death Benefit” is amended to include the following:

The guaranteed minimum death benefit is always calculated on the life of the oldest original Owner, as shown on the original application for this Contract. The amount payable on the death of any Owner other than the oldest original Owner will be the current contract value. If the oldest original Owner ceases to be an Owner of the Contract, the guaranteed minimum death benefit will be terminated and the guaranteed minimum death benefit – annual reset rider charge will no longer be assessed.

Under “DEATH BENEFIT PROVISIONS – DEATH OF OWNER Prior to the Annuity Date”, “Calculation of Death Benefit –Guaranteed Minimum Death Benefit Reset” is amended to read as follows:

Guaranteed Minimum Death Benefit Reset	The guaranteed minimum death benefit will be reset annually on the contract anniversary until the older Owner attains age 75. The reset benefit is equal to the immediately preceding guaranteed minimum death benefit or the contract value on that date, if higher.

Under “CHARGES – INSURANCE CHARGES”, “Guaranteed Minimum Death Benefit – Annual Reset Rider Charge” is added to the Contract:

Guaranteed Minimum Death Benefit – Annual Reset Rider Charge	The guaranteed minimum death benefit – annual reset rider charge is equal on an annual basis to [0.20%] of the average daily net assets of each Portfolio.

SymetraSM and the Symetra Financial logo are service marks of Symetra Life Insurance Company.

All other terms and conditions of the Contract remain unchanged.

Symetra Life Insurance Company

[George Pagos]
[Secretary]